SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2006

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release                                          23 January 2006

                                 SkyePharma PLC

                      Resignation of SkyePharma's Chairman

LONDON, UK, 23 January 2006 - SkyePharma PLC (LSE: SKP; Nasdaq: SKYE) announces the resignation of Ian Gowrie-Smith as Chairman of the Company. A new Chairman
will be appointed at the Company's next Board meeting, on 1 February. It is also his intention not to stand for re-election as a Director of the Company at
SkyePharma's 2006 Annual General Meeting.

Mr Gowrie-Smith, who founded SkyePharma in 1996, stepped down from the role of
Executive Chairman to a non-executive Chairmanship in 2004. It has been Mr
Gowrie-Smith's intention since early 2005 to continue this process by resigning at an appropriate time, both as Chairman and as a Director. A search for a new
Chairman was therefore initiated in 2005, but was put on hold while the
Company's Strategic Review and search for a new Chief Executive was ongoing. The search resulted in the identification of a number of excellent candidates for both positions. The Board would like to make clear that it will strenuously oppose any attempts to force a candidate onto the Board.

The Strategic Review of the Company continues and further announcements will be made in due course.

Ian Gowrie-Smith, SkyePharma's Chairman, said: "I have decided to resign in the interest of all shareholders. This expedites a process that was already ongoing and hopefully will bring to an end the recent acrimonious period and spare shareholders and the Company the expense and distraction of an Extraordinary
General Meeting. It is unfortunate that the short-term interests of a small group of shareholders can cause such disruption to the development of a company where real achievements are often measured in decades. Building a pharmaceutical company is a long-term business and it is not surprising or unreasonable for investor patience to be tested from time to time. However, in ten years
SkyePharma has come a very long way and now faces an exciting future with important products in late-stage development. SkyePharma is already a world leader in drug delivery and has the potential to become a major force in pharmaceuticals. I am very proud of what we have achieved and thank shareholders for their support and employees worldwide for their dedication.

"I have devoted over ten years to establishing and building SkyePharma, and perhaps that is long enough for anyone in such a demanding role. However, since
I moved to become non-executive Chairman I have widened my business interests and I look forward to the new challenges they will bring."

For further information please contact:

SkyePharma PLC
Michael Ashton, Chief Executive                             +44 207 491 1777
Peter Laing, Director of Corporate Communications           +44 207 491 5124

Sandra Haughton, US Investor Relations                      +1 212 753 5780

Buchanan Communications                                     +44 207 466 5000
Tim Anderson / Mark Court

About SkyePharma
SkyePharma PLC develops pharmaceutical products benefiting from world-leading drug delivery technologies that provide easier-to-use and more effective drug formulations. There are now eleven approved products incorporating SkyePharma's technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit
www.skyepharma.com.

Certain  statements in this news release are  forward-looking  statements and are  made in  reliance  on the  safe  harbour  provisions  of the  U.S.  Private
Securities  Litigation  Act of  1995.  Although  SkyePharma  believes  that  the expectations  reflected in these forward-looking  statements are reasonable,  it can give no assurance  that these  expectations  will  materialize.  Because the expectations  are subject to risks and  uncertainties,  actual  results may vary significantly from those expressed or implied by the forward-looking  statements based upon a number of factors,  which are  described in  SkyePharma's  20-F and other  documents  on file with the SEC.  Factors  that could  cause  differences between  actual  results  and those  implied by the  forward-looking  statements contained in this news release include, without limitation, risks related to the development  of  new  products,  risks  related  to  obtaining  and  maintaining regulatory  approval for existing,  new or expanded  indications of existing and new products, risks related to SkyePharma's ability to manufacture products on a large scale or at all, risks related to SkyePharma's and its marketing partners'
ability to market  products on a large scale to maintain or expand  market share in the face of changes in customer  requirements,  competition and technological change,  risks related to regulatory  compliance,  the risk of product liability claims,  risks related to the ownership and use of  intellectual  property,  and risks related to SkyePharma's ability to manage growth. SkyePharma undertakes no obligation  to revise or update any such  forward-looking  statement  to reflect events or circumstances after the date of this release.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                  SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                          Title: Company Secretary

Date:   January 23, 2006